UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STONERIDGE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
86183P102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS KPR Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-%

12	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS Boulder Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-%

12	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS Herbert and Roseline Gussman Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-%

12	TYPE OF REPORTING PERSON

OO (Trust)

CUSIP No.	86183P102

1	NAMES OF REPORTING PERSONS Kuldeep Ram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	86183P102
SCHEDULE 13G
Item 1(a) Name of Issuer.
Stoneridge, Inc. (“Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices.
9400 East Market Street, Warren, Ohio 44484
Item 2(a) Name of Person Filing.
This Schedule 13G is jointly filed by KPR Capital Management, LLC (“KPR”), Boulder Capital, LLC (“Boulder”), the Herbert and Roseline Gussman Foundation (“Foundation”) and Kuldeep Ram (“Ram”) (the “Reporting Persons”). KPR is the investment manager of Boulder and the Foundation and has been granted investment discretion over portfolio investments, including the Common Stock, held by Boulder and the Foundation. Ram is the principal of KPR.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
The principal business address of KPR and Ram is 8403 Honeywood Court, McLean, Virginia 22102. The principal business address of Boulder and the Foundation is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
Item 2(c) Citizenship or Place of Organization.
KPR and Boulder are Oklahoma limited liability companies. The Foundation is an Oklahoma trust. Ram is a citizen of India.
Item 2(d) Title of Class of Securities.
Common Stock, no par value (“Common Stock”)
Item 2(e) CUSIP Number.
86183P102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable; the Reporting Persons are filing pursuant to Rule 13d-1(c).
Item 4 Ownership.
None.

CUSIP No.	86183P102
Item 5 Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock. ☑
Item 6 Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.
Item 8 Identification and Classification of Members of the Group.
Not applicable.
Item 9 Notice of Dissolution of Group.
Not applicable.
Item 10 Certification.
By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement

CUSIP No.	86183P102
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2010.

KPR Capital Management, LLC
By:	/s/ Kuldeep Ram
Kuldeep Ram, Manager

Boulder Capital, LLC
By:	/s/ Kuldeep Ram
Kuldeep Ram, Authorized Person

Herbert and Roseline Gussman Foundation
By:	/s/ Kuldeep Ram
Kuldeep Ram, Authorized Person

/s/ Kuldeep Ram
Kuldeep Ram